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SECURITIES 08026025 SION

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SEC Mail Processing Section

FEB 25 2008

Washington, DC
112

SEC FILE NUMBER
~~8B-010820 CA~~ 8-49207

ANNUAL AUDIT REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 AND ENDING 12/31/07

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: O'Keefe Shaw & Co., Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

591 Delaware Ave.
(No. and Street)

Buffalo	New York	14202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter S. O'Keefe **(716) 362-9899**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Hacherl, Edward F., CPA
(Name - *if individual, state last, first, middle name*)

2690 Sheridan Drive	Tonawanda	New York	14150
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JW 3/1/08

OATH OR AFFIRMATION

I, Peter S. O'Keefe, Swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of O'Keefe Shaw & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classification solely as that of a customer, except as follows:

____

____

____

Signature

President
Title

Notary Public

ROBERT GRAESSER
Notary Public - State of New York
No. 01GR6170304
Qualified In Erie County
My Commission Expires July 9, 2011

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of ~~Income (Loss)~~. Operations
- ☑ (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity ~~or Partners' or Proprietor's Capital~~.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (Not applicable)
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (Not applicable see note 3)
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. (Not required)
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (Included in (g))
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (Not applicable)
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SPIC Supplemental Report. (Not required)
- ☐ (n) A report describing any material inadequacies found to exist or found to exist since the date of the previous audit. (See accompanying supplemental report on internal control structure)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

O'Keefe Shaw & Co., Inc.

Statement of Financial Condition
As of December 31, 2007
and Independent Auditor's Report and
Supplemental Report on Internal Control Structure

Filed in accordance with Rule 17a-5(e)(3) as a **Public Document.**

Edward F. Hacherl
Certified Public Accountant

Edward F. Hacherl
Certified Public Accountant

2690 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

INDEPENDENT AUDITOR'S REPORT

To Mr. Peter S. O'Keefe, President
O'Keefe Shaw & Co., Inc.:

I have audited the statement of financial condition of O'Keefe Shaw & Co., Inc. as of December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. My responsibility is to express an opinion on this financial statement based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statement presents fairly, in all material respects, the financial position of O'Keefe Shaw & Co., Inc. at December 31, 2007, in conformity with generally accepted accounting principles.

February 8, 2008

O'Keefe Shaw & Co., Inc.
Statement of Financial Condition
December 31, 2007

ASSETS		
Cash and cash equivalents	$	41,609
Cash deposited with clearing organization - restricted		25,000
Receivables from clearing organization and brokers and dealers		58,212
Investment securities owned, at market value		288,972
Prepaid expenses		71,398
Office equipment and furnishings (at cost, less accumulated depreciation of $74,249)		187,897
Deposits		3,683
TOTAL ASSETS	$	676,771
LIABILITIES & STOCKHOLDERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	61,200
Accrued income taxes		-
Deferred income taxes		42,200
Total liabilities		103,400
STOCKHOLDERS' EQUITY		
Common Stock, (20,000 shares authorized, 8,400 shares issued & outstanding, $.01 par value)		84
Additional paid-in-capital		148,508
Retained earnings		431,052
Treasury stock, (200 shares at cost)		(6,273)
Total stockholders' equity		573,371
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	676,771

See notes to financial statements.

1. NATURE OF BUSINESS AND ACCOUNTING POLICIES

Nature of business – O'Keefe Shaw & Co., Inc. was incorporated in New York State on February 28, 1996. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the FINRA, (Financial Industry Regulatory Authority), The Company provides investment advisory, and investment brokerage services to individuals and institutions generally located in the western New York area. The Company acts as an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer. The Company transmits all customer funds and securities to the clearing broker-dealer who maintains and preserves all accounts and records of the Company's customers

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts during the reporting period and at the date of the financial statements. Actual results could differ from those estimates.

Accounting policies - The significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

- Security Transactions - Security transactions and related commission revenue and expense are recorded on a trade basis.
- Depreciation - Depreciation is recorded using straight-line methods over the useful lives of the assets, generally 5 - 7 years. Total depreciation expense for the year ended December 31, 2007 is $33,059.
- Advertising - The Company follows the policy of charging the costs of advertising to expense as incurred. Advertising charged to operations was $26,074 for the year ended December 31, 2007.

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents. The Company is required to maintain a $25,000 deposit account with its clearing-broker dealer.

Receivables from clearing organization and brokers and dealers represent commissions due from security sales. No allowance has been provided on accounts receivable because management believes all amounts are collectible.

Investment securities – The Company's liquid debt and marketable equity securities held principally for the purpose of resale in the near term are classified as trading investments and are reported at fair value. Unrealized gains and losses on these investments are included in current period earnings.

Realized gains and losses on investments are included in current period earnings. The cost basis of each investment sold is specifically identified for purposes of computing realized gains and losses.

Income Taxes – The Company uses the asset and liability method for financial accounting and reporting of income taxes. Under the asset and liability approach, deferred taxes are determined based upon temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Pension plan – The Company maintains a SIMPLE individual retirement plan for all of its eligible employees. The 2007 employer contribution under the plan was $11,360.

Fair value of financial instruments – SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. The Company's assets and liabilities are largely carried at fair value or contracted amounts that approximate fair value. Assets consist of cash, investment & other securities and receivables. Liabilities consist of accounts payable and accrued expenses.

2. INVESTMENT AND OTHER SECURITIES

Investment securities on the balance sheet include $44,519 of liquid debt securities and $244,453 marketable equity securities. These securities are classified as trading.

Net unrealized losses from investment securities held at December 31, 2007 are $(19,198). For 2007, the net loss on investment securities recorded in income consists of the following;

Net realized gains on sale of securities	$	4,532
Less net unrealized gains from 12/31/2006 reclassifed as realized gains		(3,023)
Net unrealized Loss on investment securities at 12/31/2007		(19,198)
Net gain (loss) on investment securities	$	(17,689)

3. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is $100,000.

At December 31, 2007, the Company had net capital of $309,477, which was $209,477 in excess of its required net capital of $100,000. The Company's percentage of aggregate indebtedness to net capital is 20%.

Rule 15c3-3 under the Securities Exchange Act of 1934 provides a formula for the maintenance by broker-dealers of reserves in connection with customer related transactions and standards for broker-dealers regarding the physical possession or control of fully-paid and excess margin securities.

There are allowable exemptions to the rule provided that certain conditions are met. Due to the nature of the Company's business (See Note 1) these conditions are satisfied and the Company claims an exemption under subparagraph (k)(2)(ii) of the rule.

4. COMMITMENTS

The Company leases office space in Buffalo and Rochester, New York. Rent expense recorded by the Company in 2007 was $51,521. Future minimum lease payments under the above operating lease as of December 31, 2007 are as follows:

Years ending December 31:		
2008	$	87,899
2009		93,610
2010		95,876
2011		86,332
Total	$	363,717

The Company has a Shareholders Agreement with it's minority employee shareholders. The agreement restricts the transfer of employee owned common stock to either the Company or its remaining shareholders. At December 31, 2007 there are 175 minority owned common stock shares, representing approximately $12,000 of stockholders equity.

On July 15, 2007, the Company entered into a Stock Grant Agreement with three employees. The agreement compensates each employee with 100 shares of the Company's common stock. Under the terms of the agreement, 25 common shares will vest annually on the agreement anniversary date over the next four years.

5. INCOME TAXES

The income tax provision consists of the following;

Current:		
Federal	$	2,057
New York State		774
		2,831
Deferred		
Federal		5,300
New York State		1,100
		6,400
Total	$	9,231

Management has used a tax rate of approximately 34% for calculating deferred taxes in 2007.

The significant of the components of deferred tax assets (liabilities) at December 31, 2007 are as follows;

Depreciation	$	(51,500)
Accrued expenses deductible in future periods		1,900
Unrealized gains/losses on investment and other securities owned		7,400
Total deferred tax liability	$	(42,200)

The Company's income tax expense varies from the tax computed using Federal statutory rates due to the Federal surtax exemption, permanent differences and state taxes.

6. RELATED PARTY TRANSACTIONS

The Company has agreements, to provide brokerage services, and office space and administrative services to Sandhill Capital Partners, LLC, (Sandhill), an investment advisory company. The Company's major stockholder is a member of Sandhill Capital Partners, LLC. Commission income earned from brokerage services provided to Sandhill in 2007 was $300,713. The Company recorded in other income $24,375 related to office space and administrative services to Sandhill. The agreements with Sandhill are through December 2008.

The Company has been affiliated with Evans National Bank to provide brokerage services to the bank's customers. For 2007, the Company earned approximately $216,000 in commission income and paid approximately $159,000 in commission expense to Evans National Bank. During December 2007, the companies decided not to renew their affiliation and will transition the affiliation through the first and second quarters of 2008.

7. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company introduces all customer transactions in securities traded on US security markets to another New York Stock Exchange member firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to non-performance by customers or counter parties.

The Company's exposure to credit risk associated with non-performance of customers and counter parties in fulfilling their contractual obligations pursuant to these securities transactions can be directly impacted by volatile trading markets which may impair the customer's or counter party's ability to satisfy their obligations to the Company. In the event of non-performance, the Company may be required to purchase or sell instruments at unfavorable market prices resulting in a loss to the Company. The Company does not anticipate non-performance by customers and counter parties in the above situations.

The Company seeks to control the aforementioned risks by requiring customers or counter parties to maintain margin collateral in compliance with various regulatory requirements, the clearing broker's guidelines and industry standards. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or to reduce positions, when necessary.

8. SUBSUQUENT EVENTS

In January 2008, the stock markets experienced significant declines from December 31, 2007 levels. As of February 8, 2008, the Company's investment portfolio experienced a temporary decline of approximately $19,100 from its year-end balance.

Edward F. Hacherl
Certified Public Accountant

2690 Sheridan Drive
Tonawanda, New York 14150
(716) 835-5733
email: ed_hacherl@msn.com

To the Shareholder
O'Keefe Shaw & Co., Inc.

In planning and performing my audit of the financial statements and supplemental schedule of O'Keefe Shaw & Co., Inc. (the "Company") for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on he effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures I considered relevant to the objectives stated in Rule17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is

more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the Company's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward F. Hacherl, CPA

February 8, 2008

END